UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

PUBLICLY TRADED COMPANY

CNPJ/MF No. 07.689.002/0001-89

NIRE 35.300.325.761

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 19, 2010

Date, Time and Place: On November 19, 2010, at 10:00 a.m., at Embraer’s head office located at Avenida Brigadeiro Faria Lima, No. 2,170, in the City of São José dos Campos, State of São Paulo.

Previous Publications: Call Notice published in the “Diário Oficial do Estado de São Paulo”, and in the newspapers “Vale” and “Valor Econômico”, in editions of October 19, 20 and 21, 2010 (pages 11, 25, and 3; 6, 6 and 15; and A7, A9 and A9, respectively).

Presiding Board of the Meeting: The President of the Board of Directors of the Company, Maurício Novis Botelho, according to Article 23 of the Bylaws, assumed the chair of the Presiding Board of the Meeting and invited shareholder Flávio Rímoli to act as secretary, and Chief Executive Officer, Frederico Pinheiro Fleury Curado, and Executive Financing Vice President and Investor Relations Officer, Luiz Carlos Siqueira Aguiar, to compose the Presiding Board of the Meeting.

Attendance: Shareholders representing 77.2% of the capital stock, as per the signatures in the Shareholders’ Attendance Book.

Initial explanations: Initially, the Chairman of the Board reminded the attending shareholders that each common share shall correspond to one vote in the General Shareholders’ Meetings, while complying with the following limits established under the Company’s Bylaws: a) no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the voting shares; and b) foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of 2/3 of all voting rights held by the Brazilian shareholders in attendance. The above mentioned limits shall apply to foreign shareholders or group of shareholders, together and cumulatively.

Agenda: 1. Amendment of the corporate name of the Company to “Embraer S.A.”, resulting in the amendment to Article 1 of the Company’s Bylaws to reflect the new corporate name of the Company; 2. Amendment to Article 3 of the Company’s Bylaws to include the following activities: “To design, build and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality; and To perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.” 3. Amendment to Article 34 of the Company’s Bylaws to provide for the dissolution of the Executive Committee and the creation of the Strategic Committee and the Risk Committee to assist the Board of Directors; 4. Amendment to Article 41 of the Company’s Bylaws in order to allow that the Company’s Audit Committee be comprised of three (3) to five (5) members, as opposed to a fixed number of five (5) members; and 5. Amendment to Article 44 of the Company’s Bylaws to increase the periodicity of the ordinary meetings of the Company’s administrative bodies.

Reading of Documents, Receipt of Votes and Draft: Dismissed, upon the approval of the majority of the attending shareholders, the reading of the documents related to the matters to be deliberated in this Extraordinary General Shareholders’ Meeting, as such documents are well-known by the shareholders. The votes, protests and eventual dissenting manifestations presented shall be enumerated, received and certified by the Presiding Board of the Meeting and shall be filed in the head office of the Company, according to Paragraph 1, subitem “a” of Article 130 of Law No. 6,404 of December 15, 1976, as amended. It was authorized, by the majority of the attending shareholders, the drawing up of these minutes as a summary and the publication of these minutes without signatures of all the shareholders, according to the Paragraphs 1 and 2 of the Article 130 of the Brazilian Corporation Law.

Resolutions:

Regarding item 1 of the agenda, the shareholders approved, by a majority of the votes of the attending shareholders, the amendment of the corporate name of the Company to “Embraer S.A.”, resulting in the amendment to Article 1 of the Company’s Bylaws, which shall hereby read with the following new wording:

“Section 1 - Embraer S.A. (the “Corporation”) is a corporation governed by these Bylaws and the applicable provisions of law.”

Regarding item 2 of the agenda, the Chairman clarified that, according to the Call Notice and the proposal of the Board of Directors, the dissenting shareholders from this item, if approved by the Meeting, will have the right of withdrawal from the Company by refund of their shares, in accordance with the following conditions: (i) refund value for each share: R$7.00 (seven Reais), equivalent to the equity value of each share, as calculated based on the Company’s Financial Statements for the fiscal year ended December 31, 2009 that were approved by the Ordinary General Shareholders’ Meeting of April 19, 2010, in accordance with applicable law, except for the right to demand the special balance sheet set forth in Paragraph 2 of the Article 45 of Law No. 6,404/76; (ii) start date for the exercise of withdrawal rights: as from the publication of these Minutes, the dissenting shareholder who owned shares on the date of the first publication of this call notice (10/19/2010) will be entitled to exercise withdrawal rights with respect to the shares for which he can prove ownership; (iii) end date for the exercise of withdrawal rights: thirty (30) days from the date of publication of these Minutes; and (iv) estimated date for the payment of the refund amount: up to thirty (30) days following the last day for exercise of withdrawal rights.

After the above clarifications, it was approved, by shareholders representing a majority of the voting shares, in accordance with Article 136, item VI of Law No. 6,404 of December 15, 1976, as amended, the amendment to Article 3 of the Company’s Bylaws in order to include the following activities: “To design, build and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality; and To perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.”. As a result, the Article 3 of the Bylaws shall read with the following new wording:

“Section 3 - The purposes of the Corporation are as follows:

I. To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

II. To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

III. To contribute to the training of technical personnel as necessary for the aerospace industry;

V. To engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefore;

VI. To design, build and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality; and

VII. To perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.”

Regarding item 3 of the agenda, the shareholders approved, by the majority of the votes of the attending shareholders, the amendment to Article 34 of the Bylaws providing for the dissolution of the Executive Committee and the creation of the Strategic Committee and the Risk Committee to assist the Board of Directors. As a result, the Article 34 of the Bylaws shall read with the following new wording:

“Section 34 - The Board of Directors will appoint a standing Strategic Committee, Human Resources Committee and Risk Committee, each composed of up to four members, having no decision-making or managerial authority, in order to assist the Board in the performance of its functions.

Paragraph 1 – The acting and alternate members of the Board of Directors and the Board of Executive Officers of the Corporation may serve on either one of the foregoing Committees.

Paragraph 2 – In the event an executive officer is appointed to serve on the Strategic Committee, Human Resources Committee or Risk Committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on either of such Committees may combine the compensation for each position so held.”

Regarding item 4 of the agenda, the shareholders approved, by a majority of the votes of the attending shareholders, the amendment to Article 41 of the Bylaws of the Company in order to allow that the Company’s Audit Committee be comprised of three (3) to five (5) members, as opposed to a fixed number of five (5) members. As a result, the Article 41 of the Bylaws shall read with the following new wording:

“Section 41 - The Audit Committee of the Corporation will operate on a permanent basis and will be composed of at least 3 and at most 5 members and an equal number of alternates, who may be shareholders or non-shareholders, all residents of Brazil. The Committee members will be elected by the Shareholders’ Meeting and will have such duties as are provided for by law.”

Regarding item 5 of the agenda, the shareholders approved, by a majority of the votes of the attending shareholders, the amendment to Article 44 of the Bylaws of the Company to increase the periodicity of the ordinary meetings of the administrative bodies. As a result, Article 44 of the Bylaws shall read with the following new wording:

“Section 44 - All management bodies of the Corporation will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the Chairman of the relevant body, provided, further, that special meetings may be held whenever necessary.”

Closing: The Chairman thanked everyone for their presence and adjourned the meeting for the preparation of these minutes, which were read and approved and then signed by all the shareholders present.

São José dos Campos, November 19, 2010.

Maurício Novis Botelho

Chairman

Flávio Rímoli

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2010

Embraer S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer